      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               GETTY IMAGES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7389                            98-0177556
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

            701 N. 34TH STREET, SUITE 400, SEATTLE, WASHINGTON 98103
                                 (206) 268-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             SUZANNE L. PAGE, ESQ.
                                GENERAL COUNSEL
                               GETTY IMAGES, INC.
            701 N. 34TH STREET, SUITE 400, SEATTLE, WASHINGTON 98103
                                 (206) 268-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:
                              CRAIG W. ADAS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
          2882 SAND HILL ROAD, SUITE 280, MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6200
                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
 SECURITIES TO BE REGISTERED          REGISTERED             PER SECURITY           OFFERING PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
5% Convertible Subordinated
  Notes due 2007..............       $250,000,000                100%                $250,000,000              $66,000
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01
  per share...................           (1)                     (1)                     (1)                     (2)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 4,092,992 shares of common stock to be issued upon conversion of the notes at a conversion price of $61.08 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with any stock split, stock dividend, recapitalization or similar event.

(2) Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 9, 2000

                                  $250,000,000

                              [GETTY IMAGES LOGO]

                 5% Convertible Subordinated Notes Due 2007 and
             the Common Stock Issuable Upon Conversion of the Notes
                           -------------------------

     On March 13, 2000, Getty Images, Inc. issued and sold $250,000,000 aggregate principal amount of 5% convertible subordinated notes due 2007 in a private placement. The initial purchasers of the notes subsequently transferred the notes to various other holders in transactions exempt from the registration requirements of the Securities Act of 1933. In connection with our private placement, we agreed to register the notes and the common stock into which the notes are convertible to facilitate secondary trading by the holders, to whom we refer as the selling securityholders in this prospectus. This prospectus is part of a registration statement that fulfills our registration obligation. All securities offered by this prospectus are offered by the selling securityholders.

     The notes were issued under, and are subject to the provisions of, an indenture. The notes are convertible by holders prior to maturity into common stock at an initial conversion price of $61.08 per share, subject to adjustment if particular events affecting our common stock occur. We will pay interest on the notes at a rate of 5% per year on March 15 and September 15 of each year, beginning on September 15, 2000. The notes will mature on March 15, 2007, unless earlier converted or redeemed. The notes are not secured and are subordinated to all of our present and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries.

     We may redeem all or a portion of the notes on or after March 20, 2003. In addition, the holders may require us to repurchase the notes upon a fundamental change prior to March 15, 2007.

     The notes are currently eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market.

     Our common stock is traded on the Nasdaq National Market under the symbol "GETY." On June 5, 2000, the reported last sales price of our common stock on the Nasdaq National Market was $42.000 per share.
                           -------------------------

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  This prospectus is dated              , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........    6
Use of Proceeds.............................................    7
Ratio of Earnings to Fixed Charges..........................    7
Description of Notes........................................    8
Description of Indebtedness.................................   21
Description of Capital Stock................................   24
United States Federal Income Tax Considerations.............   28
Selling Securityholders.....................................   35
Plan of Distribution........................................   37
Documents Incorporated by Reference.........................   39
Where You Can Find More Information.........................   40
Legal Matters...............................................   40
Independent Accountants.....................................   40

                           -------------------------

     Our principal executive offices are located at 701 N. 34th Street, Suite 400, Seattle, Washington 98103, and our telephone number is (206) 268-2000. Our primary website can be found at www.gettyimages.com. The contents of our websites are not part of this prospectus.

     In this prospectus, "Getty Images," "we," "us," and "our" refer to Getty Images, Inc. and its consolidated subsidiaries, unless the context otherwise dictates, and references to "dollars" or "$" are to United States dollars and references to "pounds sterling" or "L" are to United Kingdom pounds sterling. Getty Images, Getty, the Getty logo, gettyone, Energy Film Library, PhotoDisc, Allsport, OnLine USA, Tony Stone Images, EyeWire, Hulton, Art.com, Liaison, The Image Bank, Swanstock, Artville, American Royal Arts, Newsmakers and Visual Communications Group are used in this prospectus or the documents incorporated by reference into this prospectus and are our trademarks. We also refer to trademarks of others in this prospectus and the documents incorporated by reference into this prospectus. Getty Images, Inc. is not affiliated with the J. Paul Getty Museum.

                                    SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial data, including the notes to the consolidated financial data, included in or incorporated by reference into this prospectus. You should read the full text of, and consider carefully the more specific details contained in, this prospectus before investing in the notes or the common stock underlying the notes. In addition, you should carefully consider the information set forth or referred to under the heading "Risk Factors."

     Getty Images is a leading provider of imagery to businesses and consumers worldwide, distributing products digitally through the Internet and on CD ROMs, as well as in analog form. We are pioneering a solution to aggregate and distribute visual content. Since 1995 we have brought many of the visual content industry's leading brands under one source by acquiring brands such as Tony Stone Images, a leading worldwide provider of contemporary stock photography; PhotoDisc, a pioneer in the development and marketing of digital stock photography, which uses the royalty-free licensing model and electronic delivery of images; Allsport, a leading worldwide sports photography provider; EyeWire, a leading provider of royalty-free imagery and visual content-related products and services to the business user market; Art.com, a leading provider of framed and unframed art and art-related products to consumers on the Internet; The Image Bank, a leading provider of visual content to the advertising, design, publishing, corporate, broadcast and editorial markets; and Visual Communications Group, a leading provider of stock photography. We work with over 4,800 photographers and an estimated 750 film makers and film producers to create our content. We recorded sales of $247.8 million in 1999 and $104.8 million for the three months ended March 31, 2000. We control an estimated 70 million still images and an estimated 30,000 hours of film footage.

     We provide our high quality, relevant imagery to creative professionals at advertising agencies, graphic design firms and corporations; press and editorial customers involved in newspaper, magazine, book, CD ROM and online publishing; business users and small office/home office users; and consumers. By aggregating the content of our various leading brands on the Internet and partnering with third party providers, we offer a comprehensive and user friendly solution for our customers' imagery and related product needs. We seek to leverage our internally-developed search and electronic commerce technology to enhance our position as a leader in the visual content industry.

     Visual content is everywhere and is used by businesses and consumers alike to enlighten, inspire, entertain and communicate messages. Imagery is a dynamic and forceful communication tool, allowing users to capture thoughts or ideas in a simple way. Imagery has no language barriers and can often convey universal messages. Business users typically integrate imagery into various media, such as advertisements, billboards, direct mail, magazines, newspapers, brochures, packaging, motion pictures, television programming and commercials and websites. Consumers, forming a distinct market segment, have traditionally purchased images for decoration or pleasure in the home or office and are increasingly using images on the Internet.

     The visual content industry supplies imagery to a varied and growing customer base. The industry has historically been highly fragmented, with a few international providers, a number of regional providers and a large number of small businesses that specialize in a particular content type or geographic area. We believe that the demand for visual content has grown consistently in recent years. We believe this growth can be attributed in part to technological improvements which have made imagery more accessible and the proliferation of both print and television media. Recently, industry growth has been accelerated by the use of still images and film footage on the Internet.

     The visual content industry involves the creation, acquisition, storage, distribution and end-use of still images and film footage. Traditionally, images have been captured and distributed in analog form.

This method required a lengthy process for the provider and was relatively inefficient for the customer. Digital image technology captures images in a form that can be stored, electronically manipulated and quickly retrieved from a computer. While visual content providers continue to create and distribute imagery in analog format, they are increasingly using digital technology. The migration toward digital technology provides various benefits to both customers and content providers. For the customer, the digital image acquisition process is dramatically more efficient. For providers, digitization provides an opportunity to achieve economies of scale by consolidating a widely fragmented industry, thereby leveraging an increased offering of images over a wide range of business and consumer customers.

     We offer a hassle-free comprehensive solution, high quality, relevant content and around-the-clock service to our customers. We seek to be the leading provider in the visual content industry. Key elements of our strategy include promoting online distribution, creating vertical portals for our key customer segments, increasing our penetration of the consumer marketplace, maintaining our technological expertise, leveraging strategic alliances and continuing to pursue acquisitions.

                                  THE OFFERING

SECURITIES OFFERED..............   $250,000,000 principal amount of 5%
                                   convertible subordinated notes due 2007.

INTEREST........................   5% per year. We will pay interest on March 15
                                   and September 15 of each year, beginning
                                   September 15, 2000.

MATURITY........................   March 15, 2007.

CONVERSION......................   You may convert each note into common stock
                                   at any time on or before March 15, 2007 at a conversion price of $61.08 per share, subject to adjustment if particular events affecting our common stock occur.

SUBORDINATION...................   The notes are subordinated to all of our
                                   existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of March 31, 2000, we had approximately $30.0 million of senior indebtedness outstanding and current liabilities of $116.0 million.
                                   The notes will rank equal in right of payment to our existing 4.75% convertible subordinated notes due 2003. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture governing the notes.

OPTIONAL REDEMPTION.............   We may redeem any of the notes on or after
                                   March 20, 2003, by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at the redemption prices set forth in this prospectus, together with accrued and unpaid interest.

FUNDAMENTAL CHANGE..............   If a fundamental change, as described under
                                   "Description of Notes -- Redemption at Option of the Holder," occurs on or before March 15, 2007, you may require us to purchase all or part of your notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed, plus accrued and unpaid interest.

USE OF PROCEEDS.................   We will not receive any of the proceeds from
                                   the sale by any selling securityholder of the notes or the underlying common stock offered by this prospectus.

NASDAQ NATIONAL MARKET SYMBOL...   "GETY"

                                  RISK FACTORS

     Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risks, together with all of the other information included or incorporated by reference in this prospectus, including the risk factors contained in our annual report on form 10-K for the year ended December 31, 1999, before you decide whether to purchase any of these securities. The risks described below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could suffer. As a result, the trading price of the notes and the common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THE NOTES AND COMMON STOCK

     THE NOTES ARE SUBORDINATED TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including all indebtedness incurred under our senior credit facility. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in some other events, our assets will be available to pay obligations on the notes only after all of our senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be negatively impacted. As of March 31, 2000, we had approximately $30.0 million of senior indebtedness outstanding under our senior credit facility. In addition, at March 31, 2000 there was approximately $70.0 million available to be drawn by us as senior indebtedness under our senior credit facility. We may from time to time incur additional debt, including senior indebtedness.

     WE CONDUCT A SUBSTANTIAL PORTION OF OUR OPERATIONS THROUGH OUR SUBSIDIARIES, WHICH MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

     We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of March 31, 2000, our subsidiaries had approximately $116.0 million of current liabilities. These subsidiaries may incur additional debt and liabilities in the future.

     WE MAY BE UNABLE TO REDEEM THE NOTES UPON A FUNDAMENTAL CHANGE.

     Upon a fundamental change, you may require us to redeem all or a portion of your notes. If a fundamental change was to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in particular situations, a fundamental change would result in an event of default under our senior credit facility. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance the indebtedness under the notes. If we do not obtain a consent, we cannot purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Getty.

     NO ACTIVE TRADING MARKET EXISTS FOR THE NOTES AND ONE MAY NOT DEVELOP.

     The initial purchasers in the original private placement have advised us that they intend to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline.

     OUR STOCK PRICE MAY CONTINUE TO EXPERIENCE LARGE FLUCTUATIONS WHICH MAY SIGNIFICANTLY AFFECT THE TRADING PRICE OF THE NOTES.

     The market price of our common stock has been volatile. For example, from January 1, 2000 through June 5, 2000, the market price per share for our common stock has ranged from $64.375 to $25.063. Fluctuations in the trading price of our common stock will affect the trading price of the notes. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

     - quarterly variations in operating results and announcements of innovations;

     - new products, services and strategic developments by us or our competitors;

     - business combinations and investments by us or our competitors;

     - variations in our revenues, expenses or profitability;

     - changes in financial estimates and recommendations by securities analysts;

     - failure to meet the expectations of public market analysts;

     - performance by other visual content companies; and

     - news reports relating to trends in the visual content, Internet or other product or service industries.

     Any of these events may cause the price of our shares to fall. In addition, the stock market in general and the market prices for electronic commerce companies in particular have experienced significant volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our shares, regardless of our operating performance.

     IF ANY RATING AGENCY LOWERS ITS RATING OF OUR INDEBTEDNESS, THE MARKET PRICE OF THE NOTES AND OUR COMMON STOCK COULD DECLINE.

     If any rating agency that rates any of our indebtedness, including the notes, lowers its rating or places us on its watchlist for possible downgrading, the market price of the notes and our common stock could decline.

     FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS COULD NEGATIVELY IMPACT OUR STOCK PRICE.

     Sales, or the possibility of sales, of substantial numbers of shares of our common stock in the public market could negatively affect prevailing market prices of shares of our common stock, potentially resulting in losses to investors. Some of our stockholders have the right, under registration rights agreements, to request that we register their shares of common stock for resale under the Securities Act. In addition, our employees hold a significant number of options to purchase shares, many of which are presently exercisable. Many employees may exercise their options and sell shares shortly after their options become exercisable, particularly if they need to raise funds to pay for the exercise of their options or to satisfy tax liabilities that they may incur in connection with exercising their options.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Throughout this prospectus and the information incorporated herein by reference, we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "pro forma," "expect" or "anticipate" or other similar words. The forward-looking statements contained in this prospectus are generally located in sections entitled "Summary," "Risk Factors," "Description of Notes" and "Plan of Distribution," but may be found in other sections as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based on management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve our plans or objectives and cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from projected results due to risks and uncertainties, including those described in the "Risk Factors" section of this prospectus and those detailed from time to time in our SEC filings.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges and the deficiency of earnings to fixed charges, as applicable, for each of the periods indicated is as follows:

                                     GETTY
                              COMMUNICATIONS PLC
                             (PREDECESSOR COMPANY)                GETTY IMAGES, INC.
                            -----------------------      -------------------------------------
                                  YEAR ENDED                YEAR ENDED          THREE MONTHS
                                 DECEMBER 31,              DECEMBER 31,       ENDED MARCH 31,
                            -----------------------      -----------------    ----------------
                            1995     1996     1997        1998      1999       1999     2000
                            -----    -----    -----      -------   -------    ------   -------
Ratio of earnings to fixed
  charges.................   3.38x    3.79x    6.69x          --        --        --        --
Deficiency of earnings to
  fixed charges...........     --       --       --      $33,703   $69,493    $6,447   $33,471

     These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges means the ratio of net income, before fixed charges and income taxes, to fixed charges, where fixed charges are the aggregate of interest, amortization of the costs related to debt and an allocation of rental charges to approximate equivalent interest. Deficiency of earnings to fixed charges means the deficiency of income, before fixed charges and income taxes, to fixed charges, where fixed charges are the aggregate of interest, amortization of the costs related to debt and an allocation of rental charges to approximate equivalent interest.

     The ratio of earnings to fixed charges for 1995 reflects the combination of the results of Tony Stone Images, the predecessor in interest of Getty Communications plc and Getty Images, for the period from January 1 through March 13, 1995 with the results of Getty Communications plc for the period from March 14, through December 31, 1995. Due to the nature of this combination, the presentation of combined results for the two periods in 1995 does not conform with U.S. GAAP.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of March 13, 2000, between Getty Images and The Bank of New York, as trustee. You may request a copy of the indenture from the trustee.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

     As used in this "Description of Notes" section, references to "Getty," "we," "our" or "us" refer solely to Getty Images, Inc. and not its subsidiaries.

GENERAL

     We issued $250.0 million of notes in a private placement on March 13, 2000. The notes are our general unsecured obligations. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "-- Subordination of Notes." The notes are convertible into common stock as described under "-- Conversion of Notes." The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on March 15, 2007 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

     You are not afforded protection in the event of a highly leveraged transaction or a change in control of Getty under the indenture except to the extent described below under "-- Redemption at Option of the Holder."

     We will pay interest on the notes at a rate of 5% per year. We will pay interest on March 15 and September 15 of each year, beginning September 15, 2000, to record holders at the close of business on the preceding March 1 and September 1, as the case may be, except:

     - interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     - as set forth in the next sentence.

     In case you convert your note into common stock during the period after any record date but prior to the next interest payment date either:

     - we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

     - we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

     - if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "-- Conversion of Notes."

     We will maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which shall initially be an office or agency of the trustee.

     We may pay interest either:

     - by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     - by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

FORM, DENOMINATION AND REGISTRATION

     The notes were issued in fully registered form, without interest coupons, in denominations of $1,000 principal amount and integral multiples of $1,000.

GLOBAL NOTE, BOOK-ENTRY FORM

     Notes held by qualified institutional buyers are evidenced by a global note which was deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

     - DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     - an Event of Default with respect to the notes represented by the global note has occurred and is continuing.

     In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

     - you cannot get notes registered in your name if they are represented by the global note;

     - you cannot receive physical certificated notes in exchange for your beneficial interest in the global note;

     - you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

     - all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that particular kinds of purchasers (for example, some insurance companies) can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     If a qualified institutional buyer is a participant in DTC, it may hold its interest in the global note directly through DTC or indirectly through organizations that are participants. Qualified institutional buyers who are not participants may beneficially own interests in the global note held by DTC only through participants in DTC or various banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. The only place where the ownership of beneficial interests in the global security note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC for their participants' interests and the records kept by those participants for interests of persons held by participants on their behalf.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable for:

     - the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

     We will send any redemption notices to Cede & Co. We understand that if less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after a record date is established. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts to which notes are credited on the record date are identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of the interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither Getty, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is a:

     - limited purpose trust company organized under the laws of the State of New York;

     - member of the Federal Reserve System;

     - "clearing corporation" within the meaning of the Uniform Commercial Code; and

     - "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for the global note.

CONVERSION OF NOTES

     You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your conversion election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

     The initial conversion price for the notes is $61.08 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the fractional share of common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must:

     - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     - surrender the note to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents;

     - if required, pay all transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. We will adjust the conversion price if the following events occur:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

          (3) we subdivide or combine our common stock;

          (4) we distribute, to all holders of common stock, any capital stock, evidences of indebtedness or assets, including securities but excluding:

        - rights or warrants listed in (2) above;

        - dividends or distributions listed in (1) above; and

        - cash distributions listed in (5) below;

          (5) we distribute cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

        - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

        - 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Getty.

     If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause
     (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

          (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

          (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

          - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and

          - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Getty or a sale of all or substantially all of our assets.

     In the event that Getty implements a rights agreement, such rights agreement will provide that upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights under the rights agreement, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited customary exceptions.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger or combination involving Getty; or

     - a sale or conveyance to another person of the property and assets of Getty as an entirety or substantially as an entirety,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by holders of common stock immediately prior to one of these types of events.

     You may in particular situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in other situations requiring a conversion price adjustment. See "United States Federal Income Tax Considerations."

     We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "United States Federal Income Tax Considerations."

     We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY GETTY

     The notes are not entitled to any sinking fund. At any time on or after March 20, 2003, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

                           PERIOD                             REDEMPTION PRICE
                           ------                             ----------------
Beginning on March 20, 2003 and ending on March 14, 2004....      102.857%
Beginning on March 15, 2004 and ending on March 14, 2005....      102.143%
Beginning on March 15, 2005 and ending on March 14, 2006....      101.429%
Beginning on March 15, 2006 and ending on March 14, 2007....      100.714%

and 100% at March 15, 2007. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

REDEMPTION AT OPTION OF THE HOLDER

     If a fundamental change occurs prior to March 15, 2007, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

     We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

     We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

     A "fundamental change" is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be listed on or immediately after the transaction or event on:

     - a United States national securities exchange, or

     - approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

     These fundamental change redemption rights could discourage a third party from acquiring us. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of Getty by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Getty.

     We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change could result in an event of default under our existing credit facility. Our existing credit facility also prohibits redemptions of the notes. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

SUBORDINATION OF NOTES

     Payment on the notes is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full of all senior indebtedness in cash or other payment satisfactory to the holders of senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full of all senior indebtedness in cash or other payment satisfactory to the holders of senior indebtedness before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness, including HSBC Investment Bank plc, as agent under the credit agreement, if payment of the notes is accelerated because of an event of default.

     We may not make any payment on the notes if:

     - a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

     - a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

     We may resume payments and distributions on the notes:

     - in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

     - in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

     No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

     If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

     In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

     The notes are exclusively obligations of Getty. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of March 31, 2000, we had approximately $30.0 million of senior indebtedness outstanding and $116.0 million of current liabilities. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities.

     The notes are equal in right of priority of payment, to our 4.75% convertible subordinated notes due 2003.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

DEFINITIONS

     "credit agreement" means the credit agreement, dated as of October 25, 1999, as amended on December 3, 1999, and as further amended on February 25, 2000, among Getty, some of its subsidiaries, HSBC Investment Bank plc, as arranger, facility agent and security agent, the financial institutions named therein, and HSBC Bank plc, as overdraft bank.

     "designated senior indebtedness" means senior indebtedness under the credit agreement and our obligations under any other particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture, subject to the following limitations:

     - the instrument or agreement may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness; and

     - while the credit agreement shall be outstanding, designated senior indebtedness shall not include any senior indebtedness other than senior indebtedness incurred in connection with the credit agreement and senior indebtedness incurred in connection with the indebtedness described in clauses (3) and (4) of the definition of indebtedness.

     "indebtedness" means:

          (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (2) obligations with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) obligations in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

          (4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

          (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or foreign currency hedge, exchange or purchase agreement;

          (6) all direct or indirect guaranties, our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

          (7) any obligations described in (1) through (5) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

          (8) any amendments or modifications to (1) through (7) above.

     "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

     - indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes;

     - our indebtedness to any of our majority-owned subsidiaries;

     - our 4.75% convertible subordinated notes due 2003; and

     - the notes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following will be events of default under the indenture:

     - we fail to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

     - we fail to pay any interest and liquidated damages, if any, on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

     - we fail to perform or observe any of the covenants in the indenture for 60 days after notice of breach of any such covenant; or

     - certain events involving bankruptcy, insolvency or reorganization of Getty.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving Getty, the principal, premium and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holder of a majority of the principal amount of outstanding notes may waive these past defaults. Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 5% from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee, and offer indemnity reasonably satisfactory to the trustee, to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

     - extend the fixed maturity of any note;

     - reduce the rate or extend the time for payment of interest of any note;

     - reduce the principal amount or premium of any note;

     - reduce any amount payable upon redemption of any note;

     - adversely change our obligation to redeem any note upon a fundamental change;

     - impair the right of a holder to institute suit for payment on any note;

     - change the currency in which any note is payable;

     - impair the right of a holder to convert any note;

     - adversely modify the subordination provisions of the indenture; or

     - reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

REGISTRATION RIGHTS

     In connection with the original private placement of the notes on March 13, 2000, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we are required to use our reasonable efforts to cause the shelf registration statement to become effective within 180 days of the closing date to keep the shelf registration statement effective until the earlier of:

     - all of the registrable securities have been sold pursuant to the shelf registration statement; or

     - the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions.

     When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

     - the effective registration under the Securities Act and resale of the securities in accordance with the registration statement;

     - the expiration of the holding period under Rule 144(k) under the Securities Act; and

     - the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

     - exceed 30 days in any three-month period; or

     - an aggregate of 90 days for all periods in any 12-month period.

     However, we will be permitted to suspend the use of this prospectus not to exceed 60 days in any 3-month period under certain circumstances relating to possible acquisitions, financings, recapitalizations, business combinations or similar transactions.

     Under the registration rights agreement, we are required to pay predetermined liquidated damages:

     - on the notes at an annual rate equal to 0.5% of the principal amount of the notes, and

     - on the common stock at an annual rate equal to 0.5% of the conversion price,

if the shelf registration statement is not timely filed or made effective or if this prospectus is unavailable for periods in excess of those permitted above.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

     - be named as a selling stockholder in the related prospectus;

     - deliver a prospectus to purchasers; and

     - be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

     - pay all expenses of the shelf registration statement;

     - provide each registered holder copies of the prospectus;

     - notify holders when the shelf registration statement has become effective; and

     - take other actions as are required to permit unrestricted resales of the registrable securities.

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

     A holder interested in selling its registrable securities pursuant to the shelf registration statement must properly complete and deliver a notice and questionnaire. We have mailed a form of notice and questionnaire to the holders of the notes. In order for a holder to sell its registrable securities, the holder must complete and deliver the notice and questionnaire to us prior to the intended distribution. Holders should complete and deliver the notice and questionnaire prior to the effectiveness of the shelf registration statement so that they may be named as a selling stockholder in the prospectus at the time of effectiveness.

     In the event we receive a properly completed notice and questionnaire after the shelf registration statement has been declared effective, we will, within five business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit the holder to deliver the prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay liquidated damages to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders do not complete and deliver a notice and questionnaire or provide the other information we may request, the holders will not be named as a selling stockholders in the prospectus and will not be permitted to sell the registrable securities pursuant to the shelf registration statement.

RULE 144A INFORMATION REQUIREMENT

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Getty.

TAXATION OF NOTES

     See "United States Federal Income Tax Considerations" for a discussion of the material federal income tax aspects which will apply to holders of notes.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business. The address of the trustee is 101 Barclay Street, New York, New York 10286 and its phone number is (212) 815-5763.

     The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF INDEBTEDNESS

SENIOR CREDIT FACILITY

     General

     On October 25, 1999, we, together with some of our subsidiaries, entered into a $100.0 million credit agreement, which was subsequently amended pursuant to the terms of amendment letters dated December 3, 1999 and February 25, 2000, with HSBC Investment Bank plc as arranger, facility agent and security agent, the financial institutions listed in the credit agreement and HSBC Bank plc as overdraft bank, pursuant to the terms of which the banks agreed to make available to us and some of our subsidiaries a senior credit facility of up to $100.0 million. The senior credit facility was originally divided into a committed facility of $50.0 million and an uncommitted facility of $50.0 million, however, as a result of syndication efforts after the signing date, further financial institutions agreed to commit to participate in the senior credit facility and it is now, subject to the satisfaction of particular conditions precedent, a committed facility of $100.0 million. The conditions precedent still outstanding are all within our control and we expect to satisfy them prior to the date upon which we need to borrow more than $50.0 million.

     The proceeds of the senior credit facility are available for our general corporate purposes including acquisitions and working capital requirements. The first revolving advances under the senior credit facility were used by us to repay all amounts then outstanding under our prior $20.0 million credit facility, which has now been cancelled.

     Advances under the senior credit facility may be requested in dollars, pounds sterling, euros or other freely available European currencies, excluding national currency units, and bear interest at a rate equal to LIBOR plus associated costs plus a margin. The margin is 1.75% per annum up to and including June 30, 2000 and thereafter may decrease, in increments of 0.25%, from 1.75% per annum to 1.00% per annum if the ratio of our consolidated total debt, less any cash balances ("Total Borrowings"), to consolidated profits before accrued interest, tax, amortization and depreciation (as defined in the credit agreement, "EBITDA") decreases from greater than or equal to 2.75 to less than 2.00. Notwithstanding the foregoing, if an event of default occurs under the senior credit facility the margin shall be 1.75% per annum and shall remain at such level for as long as an event of default continues.

     Repayment and Prepayment

     Each advance under the senior credit facility must be repaid on the last day of its term, which may be one, two, three or six months or another period as may be agreed with the facility agent. No advance may be outstanding after October 25, 2002. In addition, we may prepay advances outstanding under the senior credit facility at any time without penalty.

     Security

     All of our obligations, and the obligations of our subsidiaries party to the credit agreement, under the senior credit facility are unconditionally guaranteed by us and those subsidiaries, except that our obligations and the obligations of those subsidiaries incorporated in the United States are limited so as not to render the obligations subject to avoidance as a fraudulent transfer or conveyance. These obligations are secured by (1) pledges of the shares of some of our subsidiaries; (2) a lien on all of our assets and the assets of our subsidiaries party to the credit agreement; and (3) a charge over particular intellectual property from our subsidiaries. This security is also shared by HSBC Bank plc in its capacity as the provider of particular overdraft facilities to some of our subsidiaries and by any bank participating in the senior credit facility in its capacity as the provider of hedging facilities for the hedging of exposures arising pursuant to the credit agreement.

     In addition, the credit agreement contains an undertaking by us that we and our subsidiaries party to the credit agreement and the security arrangements shall, in aggregate, account for at least 80% of EBITDA and have, in aggregate, 80% or more of the consolidated gross assets of the group as a whole. If any entity subsequently becomes one of our subsidiaries, the credit agreement contains an obligation to ensure that such entity becomes a guarantor and provides appropriate security, if necessary, in order to ensure compliance with these tests as calculated on the basis of the newly enlarged group as a whole.

     Covenants and Undertakings

     The credit agreement contains two financial covenants based on the ratio of EBITDA to consolidated net interest payable and the ratio of Total Borrowings to EBITDA. The credit agreement also contains various other undertakings which, among other things, restrict certain encumbrances, disposals, borrowings, leasing of equipment, guarantees, granting of options, swaps and hedging arrangements, investments, making of loans, paying dividends, altering share capital, changes of business, material transactions other than on arms'-length terms, joint ventures, changes to constitutional documents and acquisitions.

     The limitation on acquisitions prohibits us and any of our subsidiaries from making acquisitions for non-equity consideration except for (1) the acquisition of any one or more of the licensees created by The Image Bank prior to the date of the signing of the credit agreement provided that the total consideration therefor does not exceed $20.0 million in aggregate during the life of the senior credit facility; and (2) any other acquisition of a business that carries on substantially the same business as us provided that the aggregate consideration therefor does not exceed $15.0 million in any one financial year.

     Borrowing under the senior credit facility is subject to, among other things, compliance with the financial covenants and undertakings set forth in the credit agreement, and failure to comply with those covenants could result in all amounts outstanding under the senior credit facility becoming immediately due and payable.

     Events of Default

     The senior credit facility contains various events of default including, among others, non-payment of amounts due under the senior credit facility, breach of covenants or undertakings, misrepresentation, cross-default of certain other indebtedness, certain events of insolvency or bankruptcy, material litigation, change of control of us or any subsidiary party to the credit agreement and repayment of any principal on either our 4.75% convertible subordinated notes due 2003 or the notes, in each case, out of non-equity consideration. The senior credit facility also contains events of default relating to the legality or repudiation of the senior credit facility documentation, certain material audit qualifications, ERISA events, the loss of the right to use the name "Getty" and the occurrence of an event or series of events which has, or is reasonably likely to have, a material adverse effect on us. A change of control of our company will occur if any person, or persons acting in concert, acquires control of our company which broadly means having, or being entitled to acquire, a majority of our issued share capital or voting power, a majority of our whole income on distribution of such income to our participators or rights to a majority of our assets in the event we are wound-up or in other circumstances.

     Upon the occurrence of an event of default, the banks may terminate the ability to borrow under the senior credit facility, require that all amounts outstanding under the senior credit facility be repaid immediately and/or enforce the security given in respect of the senior credit facility.

     Senior Indebtedness/Designated Senior Indebtedness

     The credit agreement states that all of our monetary obligations under each of the senior credit facility documents constitute "Senior Indebtedness" and "Designated Senior Indebtedness" as defined in the indenture relating to the 4.75% convertible subordinated notes due 2003. In addition, if we or any subsidiary party to the credit agreement becomes a party to any indenture, note, loan agreement or other document which contemplates or provides for the existence of "Senior Indebtedness" or "Designated Senior Indebtedness," including the notes, all of our monetary obligations and the obligations of that subsidiary under each of the senior credit facility documents shall constitute "Senior Indebtedness" and "Designated Senior Indebtedness" for the purposes of such indenture, note, loan agreement or other document.

4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2003

     In May 1998, we issued $75.0 million of 4.75% convertible subordinated notes due 2003, which are convertible into shares of our common stock at a conversion price of $28.5075 per share, subject to adjustments in particular circumstances. In March 2000, we induced the voluntary conversion of our 4.75% convertible subordinated notes due 2003. Holders of $62.3 million principal amount of the notes converted their notes into 2,187,034 shares of our common stock. Currently, $12.7 million of our 4.75% convertible subordinated notes due 2003 remain outstanding and are convertible into 445,496 shares of our common stock.

     The outstanding 4.75% convertible subordinated notes due 2003 are convertible into common stock at any time, unless previously redeemed or repurchased. The 4.75% convertible subordinated notes due 2003 will mature on June 1, 2003, unless previously redeemed or repurchased. The 4.75% convertible subordinated notes due 2003 are not redeemable prior to June 1, 2001. On or after June 1, 2001, at our option, the 4.75% convertible subordinated notes due 2003 are redeemable on at least 20 days' notice, in whole or in part, with accrued and unpaid interest and applicable premium.

     The 4.75% convertible subordinated notes due 2003 are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including the senior credit facility. The 4.75% convertible subordinated notes due 2003 will rank equal in right of payment with the notes.

     In the event of a change of control, each holder of the 4.75% convertible subordinated notes due 2003 has the right to require us to repurchase all or any portion of the holder's 4.75% convertible subordinated notes due 2003 at 100% of the principal amount thereof, plus accrued and unpaid interest. These rights may have the effect of delaying, deferring or preventing a change in control of our company.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of June 5, 2000, there were 49,074,858 shares of our common stock outstanding. One share of our preferred stock has been designated as Series A special voting preferred stock and is outstanding and one share of our preferred stock has been designated as Series B special voting stock and is outstanding. No other shares of preferred stock are currently outstanding.

     The following is a summary description of our capital stock. Our bylaws and our amended and restated certificate of incorporation, provide further information about our capital stock.

COMMON STOCK

     Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of our common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, each holder of our common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of our stockholders. The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

     We have issued one share of our Series A special voting preferred stock and one share of our Series B special voting preferred stock, which we collectively refer to as "special voting stock." The holder of the special voting stock is not entitled to receive dividends or to participate in the proceeds of any liquidation, and the certificates of designation governing the special voting stock provide no rights or preferences other than the voting rights described below. The special voting stock is held by Montreal Trust Company of Canada, as trustee, under two voting trust and exchange rights agreements. Under these agreements, Montreal Trust is obligated to vote the Series A special voting stock and the Series B special voting stock in accordance with the instructions received from the holders of the exchangeable non-voting shares of EyeWire Partners, Inc. and 3032097 Nova Scotia Limited, respectively.

     The holder of the special voting stock is entitled to vote with the holders of common stock as a single class on all matters submitted to a vote of our stockholders, except as otherwise provided by law. The voting rights of the holder of the special voting stock are identical to those of the holders of common stock in all respects, except that the holder of the special voting stock is entitled to a number of votes equal to the number of shares of our common stock issuable upon the exchange of

(a) in the case of the Series A special voting stock, the outstanding exchangeable non-voting shares of EyeWire Partners, and (b) in the case of the Series B special voting stock, the outstanding exchangeable non-voting shares of 3032097 Nova Scotia Limited, in each case excluding exchangeable non-voting shares which are owned by us, any of our subsidiaries and any person directly or indirectly controlled by or under common control with us. All of the exchangeable non-voting shares of EyeWire Partners are held by one of our controlled subsidiaries and, therefore, the Series A special voting stock is not currently entitled to exercise voting rights.

EXCHANGEABLE NON-VOTING SHARES IN 3032097 NOVA SCOTIA LIMITED

     In connection with our acquisition of EyeWire, pursuant to a Combination Agreement dated August 5, 1999, the former stockholders of EyeWire received an aggregate of 1,561,010 exchangeable non-voting shares of 3032097 Nova Scotia Limited, a subsidiary we formed to complete the EyeWire acquisition. Each exchangeable non-voting share is exchangeable for one share of our common stock. We have an effective shelf registration statement in place with respect to the resale of the common stock by such former EyeWire stockholders. The former stockholders of EyeWire must exchange their exchangeable non-voting shares into the shares of our common stock before they can sell shares under the shelf registration statement. As of June 5, 2000, 796,770 exchangeable non-voting shares have been exchanged for shares of our common stock.

REGISTRATION RIGHTS

     The holders of approximately 22,390,000 shares of common stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include their shares of common stock therein. Additionally, certain of these holders have demand registration rights with respect to their shares of common stock, and we are required to use our reasonable best efforts to effect the registration if such holders exercise those rights. All of these registration rights are subject to conditions and limitations, including the right of the lead underwriters of an offering to limit the number of shares included in the registration.

     We are required to pay most of the costs incurred in connection with any registration of these shares, excluding underwriting discounts and commissions and any stamp or transfer tax or duty. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND OUR BYLAWS

     Section 203 of the Delaware General Corporation Law

     We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a "business combination," as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an "interested stockholder," as defined in Section 203, unless:

     - prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

     - the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by our stockholders.

     Issuance of Preferred Stock

     Our board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of our stockholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

     Classification of our Board of Directors

     Our amended and restated certificate of incorporation provides that our board of directors shall consist of up to ten directors and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by our stockholders. The term of the Class I directors (two directors) will expire at the annual meeting of our stockholders to be held in 2001; the term of the Class II directors (two directors) will expire at the annual meeting of our stockholders to be held in 2002; and the term of the Class III directors (two directors) will expire at the annual meeting of our stockholders to be held in 2003. At each annual meeting of our stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may maintain the incumbency of the board of directors.

     Stockholder Action; Special Meetings of Stockholders

     Our bylaws provide that our stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of our stockholders. Our bylaws further provide that, unless otherwise prescribed by statute or by our amended and restated certificate of incorporation, special meetings of our stockholders may only be called by the Chairman of the Board, the President or the Secretary of our company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of our common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for our shares.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our amended and restated certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of our amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other law, such as the federal securities law.

     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - arising under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Delaware law provides further that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's bylaws, an agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an employee, director or officer of our company or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     We have entered into indemnification agreements to indemnify our directors and certain officers, in addition to the indemnification provided in our bylaws and amended and restated certificate of incorporation. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws and amended and restated certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is The Bank of New York. Its address is 101 Barclay Street, New York, New York 10286 and its telephone number is (212) 815-8188.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion summarizes the material Federal income tax aspects of the acquisition, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary is for general information only and does not consider all aspects of Federal income tax that may be relevant to the acquisition, ownership and disposition of the notes or common stock by a prospective investor in light of the investor's personal circumstances. This discussion also does not address the Federal income tax consequences of ownership of notes or common stock not held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or the Federal income tax consequences to investors subject to special treatment under the Federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies or other financial institutions or financial services entities, persons that hold the notes or common stock as part of a "straddle," or "hedge" against currency risk or a "conversion transaction," or persons that have a "functional currency" other than the U.S. dollar. Except as specifically provided, this discussion does not address the effect of Federal estate and gift tax laws nor any applicable state, local or foreign tax laws. Moreover, this discussion does not address the Federal income tax consequences to persons who hold notes or common stock through a partnership or similar pass-through entity, or are former U.S. citizens or long-term residents who may be subject to special rules.

     This discussion is based upon the Code, existing and proposed regulations under the Code, and current administrative rulings and court decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

     PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

     The following discussion is limited to the Federal income tax consequences relevant to a holder or beneficial owner of a note or common stock that is (1) a citizen or resident, as defined under the Code, of the United States, (2) a corporation organized under the laws of the United States or any political subdivision thereof or therein, (3) an estate, the income of which is subject to Federal income tax regardless of its source, or (4) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder"). Federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

     Interest

     Interest on notes will be taxable to a U.S. Holder as ordinary interest income either at the time it accrues or is received, depending upon the U.S. Holder's method of accounting for Federal income tax purposes.

     Market Discount

     Generally, the market discount rules discussed below will not apply to a U.S. Holder who acquired a note when it was originally issued. These rules would apply, however, to any original U.S. Holder whose tax basis in the note is less than such note's "issue price", meaning the amount of cash paid in respect of the notes.

     Gain recognized on the disposition, including a redemption, by a subsequent purchaser of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutorily defined de minimis amount. "Market discount" is defined as the excess, if any, of the stated redemption price at maturity over the tax basis of the debt obligation in the hands of the holder immediately after its acquisition.

     Under the de minimis exception, there is no market discount if the excess of the stated redemption price at maturity of the obligation over the holder's tax basis in the obligation is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years after the acquisition date to the note's date of maturity. Unless a holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date.

     If a U.S. Holder of a note acquired at market discount disposes of the note in any transaction other than a sale, exchange or involuntary conversion, even though otherwise non-taxable, like a gift, such U.S. Holder will be deemed to have realized an amount equal to the fair market value of the note and would be required to recognize as ordinary income any accrued market discount to the extent of the deemed gain. A U.S. Holder of a note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to carry the note until it is disposed of in a taxable transaction.

     A U.S. Holder of a note acquired at market discount may elect to include the market discount in income as it accrues. This election would apply to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Service. If a U.S. Holder of a note so elects to include market discount in income currently, the rules requiring ordinary income recognition resulting from sales and certain other disposition transactions and deferral of interest deductions would not apply.

     Bond Premium

     If a U.S. Holder purchases a note at a "cost" that is in excess of the amount payable on maturity, which will be determined by reference to an earlier call date if the call price would reduce the amount of the premium, then the excess would be considered "bond premium." For this purpose, cost will equal the amount the U.S. Holder paid in respect of the note reduced by the value of the conversion option, the value to be determined under any reasonable method.

     A U.S. Holder who acquires a note with bond premium may elect under Section 171 of the Code to amortize such bond premium on a constant interest basis over the period from the acquisition date to the maturity date of such note, or, in certain circumstances, until an earlier call date, and, except as future Treasury Regulations may otherwise provide, reduce the amount of interest included in income in respect of the note by that amount. A U.S. Holder who elects to amortize bond premium must reduce his adjusted basis in the note by the amount of the allowable amortization. An election to amortize bond premium would apply to all amortizable bond premium on all taxable bonds held at or acquired after the beginning of the U.S. Holder's taxable year as to which the election is made, and may be revoked only with the consent of the Service.

     If an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will generally receive a tax benefit from the bond premium only upon computing its gain or loss upon the sale or other disposition or payment of the principal amount of the note.

     Tax Basis

     A U.S. Holder's initial tax basis in a note will be equal to the purchase price paid by such U.S. Holder for the note. The initial basis will be increased or decreased to account for certain adjustments, including bond premium and, if applicable, any adjustment with respect to the conversion price. See "U.S. Holders -- Bond Premium."

     Sale or Redemption

     Unless a nonrecognition provision applies, the sale, exchange, redemption, including pursuant to an offer by us, or other disposition of a note will be a taxable event for Federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any property received upon the sale, exchange, redemption or other taxable disposition, other than in respect of accrued and unpaid interest thereon, and (2) the U.S. Holder's adjusted tax basis therein, other than any tax basis attributable to accrued and unpaid interest. Subject to the discussion above under the caption "-- Market Discount," the gain or loss should be capital gain or loss and will be long-term capital gain or loss if the note had been held by the U.S. Holder for more than one year at the time of such sale, exchange, redemption or other disposition.

     Conversion of Note into Common Stock

     No gain or loss will be recognized for Federal income tax purposes on conversion of notes solely into shares of common stock, except with respect to any cash received in lieu of a fractional share or any accrued interest not previously included in income. To the extent the conversion is not treated as resulting in the payment of interest, the tax basis for the shares of common stock, and the holding period of the shares of common stock will include the holding period of the notes converted. Any accrued market discount not previously included in income as of the date of the conversion of the notes and not recognized upon the conversion, e.g., as a result of the receipt of cash in lieu of a fractional interest in a note, should carry over to the common stock received on conversion and be treated as ordinary income upon the subsequent disposition of the common stock.

     Adjustment of Conversion Price

     Section 305 of the Code treats as a distribution taxable as a dividend, to the extent of the issuing corporation's current or accumulated earnings and profits, certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury Regulations, an adjustment in the conversion price, or the failure to make such an adjustment, may, under particular circumstances, be treated as a constructive dividend. U.S. Holders would be required to include their allocable share of such constructive dividend in gross income but would not receive any cash related thereto. Generally, a U.S. Holder's tax basis in a note will be increased by the amount of any constructive dividend.

     Backup Withholding

     A U.S. Holder of notes or common stock may be subject to "backup withholding" at a rate of 31% with respect to particular "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes or proceeds from the disposition of common stock. These backup withholding rules apply if the U.S. Holder, among other things, (1) fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefor,
(2) furnishes an incorrect TIN, (3) fails to report properly interest or dividends, or (4) under particular circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the Service. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's Federal income tax liability, provided the required information is furnished to the Service. Backup withholding will not apply, however, with respect to payments made to some holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established.

     We will report to the U.S. Holders of notes and common stock and to the Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to those payments.

NON-U.S. HOLDERS

     The following discussion is limited to the Federal income tax consequences relevant to a holder of a note that is not a U.S. Holder as defined above ("Non-U.S. Holder").

     For purposes of withholding tax on interest and dividends discussed below, a non-resident alien or other nonresident fiduciary of an estate or trust will be considered a Non-U.S. Holder. The Service has indicated, however, that it may revise these rules with respect to trusts. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a treaty resident, attributable to a permanent establishment, or, in the case of an individual, a fixed base, in the United States.

     Interest

     Generally, any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally, interest on the notes will qualify as portfolio interest if (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all our voting stock and is not a "controlled foreign corporation" with respect to which we would be considered a "related person" within the meaning of the Code, and (2) the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a United States person and the certificate provides the beneficial owner's name and address.

     The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to Federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income may also be subject to the branch profits tax, which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to United States trade or business income, at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of particular countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide the appropriate Form W-8 (e.g., W-8BEN, W-8ECI or such successor forms as the Service designates), properly executed, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries.

     Dividends

     In general, dividends paid, or deemed paid as a result of the adjustment of the conversion price of the notes, as described above under the heading "-- U.S. Holders -- Adjustment of Conversion Price," to a Non-U.S. Holder of common stock will be subject to withholding of Federal income tax at a 30% rate unless the rate is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States or, U.S. trade or business income, are generally subject to Federal income tax at regular rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be applicable under an income tax treaty.

     Dividends paid to a Non-U.S. Holder prior to January 1, 2001 will be eligible for a tax treaty rate if paid to an address in the foreign country of the applicable tax treaty, absent knowledge to the contrary as to the eligibility of the payee. Under Treasury Regulations generally effective after December 31, 2000, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder file a form which contains the holder's name and address and an official statement by the competent authority in the foreign country, as designated in the applicable tax treaty, attesting to the holder's status as a resident thereof.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the Service.

     Conversion

     A Non-U.S. Holder generally will not be subject to Federal income tax on the conversion of notes into common stock, except with respect to cash, if any, received in lieu of a fractional share or interest not previously included in income. Cash in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash treated as issued for accrued interest would be treated as interest under the rules described above.

     Sale, Exchange or Redemption of Notes or Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to Federal income tax, unless (1) the gain is U.S. trade or business income, (2) subject to exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and (3) in the case of the disposition of the Notes or common stock, we have been or become a U.S. real property holding company. We do not believe we are currently a "U.S. real property holding company" for Federal income tax purposes. So long as our common stock is readily traded on an established securities market, as we expect it to be, Non-U.S. Holders who never beneficially owned more than 5% of the total value of our common stock, including by reason of owning notes, will not be subject to Federal income tax on any gain realized on the sale, exchange or disposition of notes or common stock solely because we are or have been a "U.S. real property holding company."

     Federal Estate Tax

     Notes held or treated as held by an individual who is not a citizen or resident of the United States (for Federal estate tax purposes) at the time of his or her death will not be subject to Federal estate tax provided that the individual does not actually or constructively own 10% or more of the total voting power of all our voting stock and income on the notes was not U.S. trade or business income. Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States for Federal estate tax purposes will be included in such individual's estate for Federal estate tax purposes unless an applicable tax treaty otherwise applies.

     Information Reporting and Backup Withholding

     We must report annually to the Service and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. We must also report any dividends paid to a Non-U.S. Holder.

     U.S. Treasury Regulations provide that backup withholding and information reporting will not apply to payments of principal on the notes we will make to a Non-U.S. Holder, if the Holder certifies as to his non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that neither we nor the holder's paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

     The payment of the proceeds from the disposition of notes or common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or back-up withholding. For this purpose, a "U.S. related person" is a person who maintains one or more enumerated relationships with the United States. In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. person.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against the Non-U.S. Holder's Federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO HIM OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK,

INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

CORPORATE TAX CONSIDERATIONS

     Under Section 279 of the Code, interest deductions on convertible debentures, the proceeds of which are used to make acquisitions of stock or assets, are subject to disallowance if the issuing corporation (in some cases, together with the target corporation) fails to meet certain earnings or debt/equity thresholds. For purposes of making these determinations, certain debt issues sold at different times during the taxable year must be aggregated. Although the proceeds of the notes will be used at least in part to make an acquisition described in Section 279, based upon preliminary analysis, we believe that we will not violate the thresholds set forth in Section 279 and, accordingly, that interest deductions on the notes will not be disallowed. However, there can be no assurance that, based upon all of the facts, including events that take place between the date of issuance of the notes and the end of the current taxable year, interest deductions on the notes may not be disallowed in whole or in part.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement on March 13, 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of June 5, 2000 with respect to the selling securityholders and the principal amount of the notes beneficially owned by each selling securityholder and the underlying common stock that may be offered using this prospectus:

     We prepared this table based on information supplied to us by the selling securityholders named in the table. The selling securityholders named in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders will change from time to time and will be updated in prospectus supplements.

     Because the selling securityholders may sell some or all of their notes or underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any offering. See "Plan of Distribution."

                                                                                 NUMBER OF
                                     PRINCIPAL AMOUNT                            SHARES OF
                                         OF NOTES                               COMMON STOCK      PERCENTAGE OF
                                    BENEFICIALLY OWNED     PERCENTAGE OF        THAT MAY BE        COMMON STOCK
               NAME                    AND OFFERED       NOTES OUTSTANDING        SOLD(1)         OUTSTANDING(2)
               ----                 ------------------   -----------------   ------------------   --------------
Allstate Insurance Company........      $3,000,000              1.2%               16,371                   *
Argent Classic Convertible
  Arbitrage Fund (Bermuda)........       2,500,000              1.0                40,929                   *
Bear, Stearns & Co., Inc..........       2,000,000                *                32,743                   *
Black Diamond Offshore, Ltd.......         356,000                *                 5,828                   *
Castle Convertible Fund, Inc......         500,000                *                 8,185                   *
Chrysler Corporation Master
  Retirement Trust................       4,330,000              1.7                70,890                   *
Delta Air Lines Master Trust......       1,600,000                *                26,195                   *
Double Black Diamond Offshore,
  LDC.............................       1,144,000                *                18,729                   *
Highbridge International LLC......       3,000,000              1.2                49,115                   *
IBM Retirement Plan...............         300,000                *                 4,911                   *
Jefferies & Company...............       1,980,000                *                32,416                   *
KD Offshore C.V...................         500,000                *                 8,185                   *
Kellner, DiLeo & Co...............         500,000                *                 8,185                   *
Liberty View Funds, L.P...........       2,000,000                *                32,743                   *
Lipper Convertibles, L.P..........       5,000,000                *                81,859                   *
Lyxor Master Fund.................       1,000,000                *                16,371                   *
Morgan Stanley & Co. .............      15,000,000              6.0               245,579                   *
Motion Picture Industry Health
  Plan --
  Active Member Fund..............         495,000                *                 8,104                   *
Motion Picture Industry Health
  Plan --
  Retiree Member Fund.............         245,000                *                 4,011                   *
OCM Convertible Trust.............       2,440,000                *                39,947                   *
Partner Reinsurance Company
  Ltd.............................         885,000                *                14,489                   *
San Diego County Employee's
  Retirement Association..........         200,000                *                 3,274                   *
State Employees' Retirement Fund
  of the State of Delaware........       2,195,000                *                35,936                   *
State of Connecticut Combined
  Investment Funds................       5,215,000              2.1                85,379                   *
TQA Master Fund, Ltd..............       1,500,000                *                24,557                   *
TQA Master Plus Fund, Ltd.........         500,000                *                 8,185                   *

                                                                                 NUMBER OF
                                     PRINCIPAL AMOUNT                            SHARES OF
                                         OF NOTES                               COMMON STOCK      PERCENTAGE OF
                                    BENEFICIALLY OWNED     PERCENTAGE OF        THAT MAY BE        COMMON STOCK
               NAME                    AND OFFERED       NOTES OUTSTANDING        SOLD(1)         OUTSTANDING(2)
               ----                 ------------------   -----------------   ------------------   --------------
Vanguard Convertible Securities
  Fund, Inc.......................       4,595,000              1.8                75,229                   *
White River Securities, LLC.......       2,000,000                *                32,743                   *
Any other holder of notes or
  future transferee from any
  holder(3)(4)....................      64,980,000             26.0             1,063,850                 2.1

-------------------------
 *  Less than 1%

(1) Assumes conversion of all of the holder's notes at a conversion price of $61.08 per share of common stock and a cash payment in lieu of any fractional interest. However, the conversion price is subject to adjustment if particular events affecting our common stock occur. As a result, the amount of common stock issuable upon conversion of the notes my increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 49,074,858 shares of common stock outstanding as of June 5, 2000. In calculating these amounts, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion price.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders; and

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by a broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the Nasdaq National Market under the symbol "GETY." We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors." No active trading market exists for the notes and one may not develop.

     We cannot be sure that any selling securityholder will sell any or all of the notes or underlying common stock covered by this prospectus that qualify for sale pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     In connection with the registration rights agreement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus other information we have filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       1999;

     - Our Definitive Proxy Statement on Schedule 14A filed on April 7, 2000;

     - Our Quarterly Report on Form 10-Q for the three months ended March 31, 2000;

     - Our Current Report on Form 8-K filed on March 2, 2000; and

     - Our Current Report on Form 8-K/A filed on June 1, 2000.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Getty Images, Inc.
                         701 N. 34th Street, Suite 400
                           Seattle, Washington 98103
                                 (206) 268-2000
                     Attn: Suzanne L. Page, General Counsel

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to make representations or provide you with different information. If information is given or representations are made, you may not rely on that information or the representations as having been authorized by us. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. The reports and other information that we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, Room 1300, 13th Floor, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or by calling the SEC at 1-800-SEC-0330. Such reports and other information are also available at a website maintained by the SEC that contains reports, proxy and information statements and other information that registrants file electronically with the SEC. The address of such site is: http://www.sec.gov. In addition, such material may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006. Our common stock is quoted on The Nasdaq National Market under the symbol "GETY."

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the notes and common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC's public reference facilities or website.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered by this prospectus will be passed upon for Getty Images, Inc. by Weil, Gotshal & Manges LLP, Menlo Park, California.

                            INDEPENDENT ACCOUNTANTS

     The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K of Getty Images, Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Visual Communications Group B.V. for the year ended December 31, 1999 incorporated in this registration statement by reference to the Current Report on Form 8-K/A of Getty Images, Inc. dated June 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of VCG Deutschland GmbH for the year ended December 31, 1999 incorporated in this registration statement by reference to the Current Report on Form 8-K/A of Getty Images, Inc. dated June 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers Gesellschaft mit beschrankter Haftung, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

SEC registration fee........................................  $66,000
Legal fees and expenses.....................................   30,000
Printing and engraving expenses.............................
Accounting fees and expenses................................
Miscellaneous...............................................
                                                              $
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except to the extent indicated below, there is no charger provision, by-law, contract, arrangement or statute under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

     The Delaware General Corporation Law (the "DGCL") provides that a corporation may, and in certain circumstances must, indemnify its directors, officers, employees and agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal actions or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In any such suit or action brought by or on behalf of the corporation, such indemnification is limited to expenses incurred in defense or settlement of the suit or action. The DGCL also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as, in the case of officers and directors, they undertake to repay the amounts advanced if it is ultimately determined that the officer or director was not entitled to be indemnified. The Amended and Restated Certificate of Incorporation of the Registrant (the "Certificate of Incorporation") and the Bylaws of the Registrant (the "Bylaws") contain provisions for indemnification of directors and officers and for the advancements of expenses to any director or officer to the fullest extent of the law.

     The DGCL permits corporations to purchase and maintain insurance for directors and officers against liability for expenses, judgments or settlements, whether or not the corporation would have the power to indemnify such persons therefor. The Bylaws permit the Registrant to purchase such insurance. The Registrant has director and officer insurance in place for its directors and officers.

     The Registrant has also agreed by contract to indemnify the directors and certain officers of the Registrant for certain liabilities incurred by such persons by reason of the fact that such person is a director or officer, provided that such person was acting in good faith.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  3.1     Amended and Restated Certificate of Incorporation of Getty
          Images.(1)
  3.2     Certificate of Amendment to Certificate of Incorporation of
          Getty Images.(2)
  3.3     Certificate of Designations of Series A Special Voting
          Preferred Stock.(3)
  3.4     Certificate of Designations of Series B Special Voting
          Preferred Stock.(3)
  3.5     Bylaws of Getty Images.(2)
  4.1     Indenture, dated March 13, 2000, by and between Getty Images and The Bank of New York.(4)
  4.2     Registration Rights Agreement, dated as of March 13, 2000, by and among Getty Images and the Initial Purchasers named therein.(4)
  4.3     Form of Note (included in Exhibit 4.1).
  5.1     Opinion of Weil, Gotshal & Manges LLP.**
 12.1     Computation of Ratio of Earnings to Fixed Charges.**
 23.1     Consent of PricewaterhouseCoopers, Independent Accountants.*
 23.2     Consent of PricewaterhouseCoopers, Independent Accountants.*
 23.3     Consent of PricewaterhouseCoopers Gesellschaft mit
          beschrankter Haftung, Independent Accountants.*
 23.4     Consent of Weil, Gotshal & Manges LLP (to be included in
          Exhibit 5.1).
 24.1     Powers of Attorney (included on the signature pages hereto).
 25.1     Form T-1 Statement of Eligibility of Trustee for Indenture
          under the Trust Indenture Act of 1939.*

-------------------------
 *   Filed herewith.

**   To be filed by amendment.

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-4 (File No. 333-38777).

(2) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K, filed on November 10, 1998.

(3) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K, filed on March 2, 2000.

(4) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to
        Section 13 or Section 15(D) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on the 9th day of June 2000.

                                          GETTY IMAGES, INC.

                                          By:     /s/ JONATHAN D. KLEIN
                                            ------------------------------------
                                                     Jonathan D. Klein
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan D. Klein and Steve Cristallo, and each of them his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration on Form S-3 or abbreviated registration statement with respect thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----
                  /s/ MARK H. GETTY                        Executive Chairman and      June 9, 2000
-----------------------------------------------------             Director
                    Mark H. Getty

                /s/ JONATHAN D. KLEIN                   Chief Executive Officer and    June 9, 2000
-----------------------------------------------------             Director
                  Jonathan D. Klein

                 /s/ STEVE CRISTALLO                    Vice President, Finance and    June 9, 2000
-----------------------------------------------------  Acting Chief Financial Officer
                   Steve Cristallo

                  /s/ MARK TORRANCE                     Non-Executive Vice Chairman    June 9, 2000
-----------------------------------------------------           and Director
                    Mark Torrance

                   /s/ ANDREW GARB                                Director             June 9, 2000
-----------------------------------------------------
                     Andrew Garb

                 /s/ JAMES N. BAILEY                              Director             June 9, 2000
-----------------------------------------------------
                   James N. Bailey

             /s/ CHRISTOPHER S. SPORBORG                          Director             June 9, 2000
-----------------------------------------------------
               Christopher S. Sporborg